UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of January 21, 2014

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

PART I:  APPROVAL OF AN ADDENDUM TO THE INTERNATIONAL DISTRIBUTOR AGREEMENT WITH CONTROLLING SHAREHOLDER

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

On May 1, 2005 the Company has entered into an International Distributor Agreement (the “Distributor Agreement”), with Stins Corp., a subsidiary of Stins Coman Incorporated, which currently (and starting in June 2008) is RiT's controlling shareholder. Under the Distributor Agreement, STINS Corp. has the non-exclusive right to distribute, sell, and/or maintain our Enterprise Products (as defined therein) in the territory of Russia. The term of the Distributor Agreement is until July 14, 2014, which term, subject to applicable law, is automatically renewed for additional one-year terms at the conclusion of each period, unless terminated by either party.

The Distributor Agreement is filed as Exhibit (e)(3)  to the Schedule 14D-9 filed by the Company with the SEC on May 15, 2008, and is incorporated herein by reference.

The foregoing description of the terms of the Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

The Transaction

Most recently both parties agreed to provide Stins Corp. with a rebate program for encouraging sales in the territory of Russia. For implementing that, the Company has determined to sign an Addendum to the Distributor Agreement with Stins Corp. (hereinafter the “Transaction”).

Description

The Addendum dated as of December 23, 2013 (the “Addendum”), provides for a scaled rebate program to Stins Corp. computed as percentage of sales in Russia, up to a maximum rebate cap of  EUR 36,000 for sales of $3,000,000 and above (approximately 1.7% rebate on sales, up to said cap). The term of the rebate program starts on January 1, 2013 and ends on December 31, 2014. The Addendum supplements the Distributor Agreement.

A copy of the executed Addendum is filed herewith as Exhibit 99.1 to this Form 6-K. The foregoing summary is qualified in its entirety by reference to the full text of the executed Amendment.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining that:

(i) it is in the ordinary course of the Company's business (ii) it is on market terms and (iii) it does not harm the best interests of the Company. In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•	The transaction is aimed at encouraging higher sales of the Company's products in the Russian territory

•	Rebate programs is offered to Company's partners (past and present) e.g. in Czech Republic and Israel.

•	The low amount of rebate proposed (approximately 1.7% rebate on sales, up to said cap of EUR 36,000 for sales of $3,000,000 and above).

Notice to Shareholders

Since the Transaction may be deemed an “extraordinary” Related Party Transaction, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Elan Yaish , CFO, no later than February 4, 2014.

PART II: ADDITIONAL PRESS RELEASES

This part II consists of the following documents:

Press release dated January 21, 2014: RiT Technologies Promotes Motti Hania to President and Chief Executive Officer

A copy of the press release is filed herewith as Exhibit 99.2 to this Form 6-K.

Press release dated January 6, 2014: RiT Technologies Institutes Expense Reduction Initiative to Improve its Operating Results

A copy of the press release is filed herewith as Exhibit 99.3 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: January 21, 2014	By:	/s/ Elan Yaish
Elan Yaish
CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Addendum to Distributor Agreement dated as of December 23, 2013

99.2	Press release dated January 21, 2014: RiT Technologies Promotes Motti Hania to President and Chief Executive Officer

99.3	Press release dated January 6, 2014: RiT Technologies Institutes Expense Reduction Initiative to Improve its Operating Results